FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2012

FORMULA SYSTEMS (1985) LTD.
(Translation of Registrant's Name into English)

5 HaPlada St., Or-Yehuda, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On January 8, 2012, Formula Systems (1985) Ltd. (“Formula” or the “Company”) held its Annual Meeting of Shareholders with respect to fiscal year 2010 (the “Annual Meeting”).  All five (5) proposals submitted by Formula’s Board of Directors to the Company’s shareholders, which were described at greater length in the proxy statement with respect to the Annual Meeting (which was annexed as Exhibit 99.1 to the Company's Report on Form 6-K furnished to the Securities and Exchange Commission on December 1, 2011) (the “Proxy Statement”), were approved at the Annual Meeting, as follows:

Proposal 1: The election of each of Marcin Rulnicki, Marek Panek and Dafna Cohen to serve for a one year term as a director, to hold office until the Company's next Annual Meeting of Shareholders and until his or her successor is duly elected and qualified.

Proposal 2: Certain amendments to the Company’s Articles of Association to reflect recent amendments to the Israeli Companies Law, 5759-1999, the Israeli Securities Law, 5728-1968 and certain other matters.

Proposal 3: The form of indemnification and exculpation letter for the Company’s directors and officers.

Proposal 4: The compensation to be paid to two directors who had not received compensation as directors and the compensation of the Company’s director who serves as the Audit Committee Financial Expert.

Proposal 5: The re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2011 and until the next annual general meeting of the Company’s shareholders.

The description of each of the above proposals that were approved by the Company’s shareholders, as set forth in the Proxy Statement, are incorporated by reference herein.

The Company’s Articles of Association, as amended to reflect the amendments approved at the Annual Meeting, is attached hereto as Exhibit 99.1.

The form of indemnification and exculpation letter for the Company’s directors and officers, as approved at the Annual Meeting, is attached hereto as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.
(Registrant)

By:	/s/ Guy Bernstein

Guy Bernstein CEO

dated: January 18, 2012

Exhibit Index

Exhibit 99.1	Amended and Restated Articles of Association of Formula Systems (1985) Ltd.
Exhibit 99.2	Form of Indemnification and Exculpation Letter for Directors and Officers